

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2011

Dr. Michael Bristow
President and Chief Executive Officer
ARCA biopharma, Inc.
8001 Arista Place, Suite 200
Broomfield, Colorado 80021

> **Re:** **ARCA biopharma, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 9, 2011**
> **File No. 333-172686**

Dear Dr. Bristow:

We have limited our review of your registration statement to the filing of Part III information prior to effectiveness.

Please respond to this letter by amending your registration statement to include the required Part III information or filing your definitive proxy statement prior to requesting acceleration of the registration statement.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Brent D. Fassett, Esq.
        Cooley LLP
        380 Interlocken Crescent, Suite 900
        Broomfield, Colorado 80021